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                                                            EXHIBIT 99 (a)(5)(c)



FOR IMMEDIATE RELEASE


Wolohan Contacts:

James L. Wolohan                                John A. Sieggreen
President and CEO                               Executive Vice President and COO
(989) 793-4532 (Ext. 248)                       (989) 793-4532 (Ext. 246)


                          WOLOHAN LUMBER CO. ANNOUNCES
                            RESULTS OF TENDER OFFER


                  Saginaw, Michigan, September   , 2001 -- Wolohan Lumber Co.
(NASDAQ: WLHN) today announced the results of its tender offer, which expired September 21, 2001 at 5:00 p.m., Eastern time. Wolohan commenced the tender offer to purchase shares of its common stock at a price of $15.00 per share net to the seller in cash, without interest, on August 7, 2001.

                  Based on the preliminary count by the depositary for the tender offer, Wolohan accepted for payment 1,300,051 shares of common stock, representing approximately 39% of the outstanding shares. Payment for the shares accepted for purchase will occur promptly by the depositary.


                  Wolohan is a full-line retailer of lumber, building materials and related products used primarily for new-home construction and home-improvement projects. Headquartered in Saginaw, Michigan, Wolohan was founded in 1964 with three stores and currently thirty-three stores are in operation under the names Wolohan Lumber and CML. Wolohan's primary customer focus is the single-family homebuilder, commercial and multi-family builder, remodeler and project-oriented consumer. Wolohan offers a wide range of services including house design, delivery, installation, various financing options and job-site contractor sales representatives with experienced store support coordination.